13012807

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 28 2013 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26545

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11101 Roosevelt Boulevard North
(No. and street)

St. Petersburg (City) FL (State) 33716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Graeme H. Smith 727-823-4000 Ext. 4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

201 East Kennedy Boulevard, Suite 1200 (Address) Tampa (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/9/13

Deloitte

Bankers International Securities, Inc.

Financial Statements and Supplementary Information as of and for the Year Ended December 31, 2012, and Independent Auditors' Report

Bankers International Securities, Inc.

Financial Statements and Supplementary Information
as of and for the Year Ended December 31, 2012,
and Independent Auditors' Report

BANKERS INTERNATIONAL SECURITIES, INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C. HAIRE
MY COMMISSION EXPIRES March 25, 2015
#EE 74795
Bonded thru National Notary Association - Florida
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
201 E. Kennedy Blvd.
Suite 1200
Tampa, FL 33602-4990
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bankers International Securities, Inc.
St. Petersburg, Florida

We have audited the accompanying financial statements of Bankers International Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statement of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules on pages 14 through 18 listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such supplemental schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 26, 2013

BANKERS INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH	$ 29,560
CERTIFICATES OF DEPOSIT	20,901
OTHER ASSETS	3,271
TOTAL	$ 53,732

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 10,382
Income taxes payable to affiliates	653
Due to affiliates	10,567
Deferred revenue from affiliate	4,000
Total liabilities	25,602
STOCKHOLDER'S EQUITY:	
Preferred stock — Class A; 12% cumulative; $10 par value — 1,000,000 shares authorized; no shares issued and outstanding	
Common stock, $.10 par value — 10,000 shares authorized; 100 shares issued and outstanding	10
Additional paid-in capital	609,990
Accumulated deficit	(581,870)
Total stockholder's equity	28,130
TOTAL	$ 53,732

The accompanying notes are an integral part of these financial statements.

BANKERS INTERNATIONAL SECURITIES, INC.

STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE:	
Interest	$ 78
Service fees	44,000
Total revenues	44,078
EXPENSES — Administrative	44,309
LOSS BEFORE PROVISION FOR INCOME TAXES	(231)
PROVISION FOR INCOME TAXES	(2,079)
NET LOSS	$ (2,310)

The accompanying notes are an integral part of these financial statements.

BANKERS INTERNATIONAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2011	$ -	$ 10	$609,990	$(579,560)	$30,440
Net loss				(2,310)	(2,310)
BALANCE — December 31, 2012	$ -	$ 10	$609,990	$(581,870)	$28,130

The accompanying notes are an integral part of these financial statements.

BANKERS INTERNATIONAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,310)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Provision for deferred taxes	1,424
Decrease (increase) in operating assets:	
Amounts due from affiliates	5,360
Other assets	7,128
Certificates of deposit	(61)
Decrease in operating liabilities:	
Amounts due to affiliates	10,567
Accrued expenses	894
Net cash provided by operating activities	23,002
NET INCREASE IN CASH	23,002
CASH — Beginning of year	6,558
CASH — End of year	$ 29,560
SUPPLEMENTAL CASH FLOW DISCLOSURES —	
Noncash settlement of income tax receivables from affiliates against other amounts due to affiliates	$ 2,747

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Bankers International Securities, Inc. (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company is domiciled in the state of Florida and is a wholly owned subsidiary of Bankers Financial Corporation ("Parent").

The Company does not hold customer funds or safekeep customer securities and its operations are limited to providing consulting services in conjunction with the private placement of securities. The Company is exempt from the provisions of SEC Rule 15c-3-3 pursuant to paragraph (k)(2)(i) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions — The related-party transactions included below are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

Income Taxes — The Company is included in the consolidated federal income tax return filed by the Parent. The method of allocation is determined using a separate return provision for the Company; however, the Company receives current benefits to the extent the Company's tax attributes can be utilized in the consolidated tax return, also known as the modified separate return approach. The settlements of taxes are consistent with this approach. Accordingly, the amounts reflected in the accompanying statement of financial condition as income taxes receivable actually represent amounts receivable from other subsidiaries of the Parent.

The Company has adopted the accounting guidance for uncertainties in income taxes. The Company recognizes in the financial statements tax positions determined to be "more likely than not" of being sustained upon examination based on the technical merits of the positions. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authorities, assuming full knowledge of the position and all relevant facts. Interest and penalties on uncertain tax positions are recognized as part of income tax expense. The Company did not identify any uncertainties and, therefore, has not recorded a liability in the statement of financial condition.

Fair Value Measurement — Accounting Standards Codification (ASC) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market value on a recurring basis. The Company has determined the aggregate fair values of certain financial instruments (cash and cash equivalents, certificates of deposit, receivables, and amounts due to and from affiliates) approximate their aggregate carrying amounts as of December 31, 2012, due to their relatively short-term nature and high probability of realization.

Statement of Cash Flows — For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Revenues — The Company's primary sources of revenue are fixed contractual service fees collected from two customers; one a third party and the other an affiliated company. The service fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract. Collections of service fees prior to the effective date of the contract are recorded as deferred revenue in the accompanying statement of financial condition.

3. CERTIFICATE OF DEPOSIT

The Company held a certificate of deposit with an unaffiliated bank in the amount of $20,901 as of December 31, 2012. The effective interest rate on the certificates of deposit held during the year ended December 31, 2012, was 0.395%. The certificate of deposit had an original maturity date of March 11, 2012, at which time it was renewed and the maturity date extended to March 11, 2013.

4. INCOME TAXES

Income tax provision was $2,079 for the year ended December 31, 2012. Income tax provision attributable to operations consists of the following for the year ended December 31, 2012:

	Current	Deferred	Total
Federal	$ 591	$ 1,327	$ 1,918
State	63	98	161
	$ 654	$ 1,425	$ 2,079

The temporary difference that gives rise to a deferred tax asset relates to revenue recognized for tax purposes and deferred for financial statement purposes. In addition, the Company has deferred tax assets attributable to $1,983 of utilizable loss carryovers, which will expire in 2031. The Company's effective tax rate differs from the U.S. federal tax rate primarily as a result of state taxes and an increase in valuation allowances on deferred tax assets in the year ended 2012.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2012. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. Further, management files its tax return as part of a consolidated group, whereby it determines taxes on a separate return basis but receives current benefits to the extent its losses are utilized in the consolidated return, also known as the modified separate return approach. Through the date the financial statements were issued, the Company was unable to produce objectively verifiable evidence that the Company would be paid for utilization of its own attributes.

On the basis of this evaluation, as of December 31, 2012, a valuation allowance of $2,232 has been recorded for the full balance of the deferred tax asset. The balance of the deferred tax asset is currently $0 in the statement of financial condition; however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, if objective negative evidence in the form of cumulative losses is no longer present, management is able to produce objective verifiable evidence the Company could be paid for utilization of its own attributes, and additional weight may be given to subjective evidence such as our projections for growth.

The 2009, 2010, and 2011 tax years are open and subject to examination by the Internal Revenue Service and the Florida Department of Revenue. The Company is not currently under audit by, nor has it been contacted by, these jurisdictions.

5. COMMITMENT AND CONTINGENCIES

Various litigations, claims, or assessments against the Company may arise in the course of the Company's business. While it is possible that an adverse outcome could have a material adverse effect upon Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of any pending legal proceedings are not likely to have such an effect.

Due to management changes during 2012, the Company was operated for several months without the supervision of a principal holding a Series 27 license. FINRA has been made aware of the situation and the Company has taken steps to appropriately license the current principals. There is a potential exposure to a fine. Management does not currently know if a fine will be assessed and is unable to estimate the amount of any fine if one were assessed.

GAAP calls for a liability to be accrued if it is both probable that the event will occur and the amount can be at least reasonably estimated. The Company considers the incidence of a fine to be "reasonably possible." The chance the confirming event will occur is more than remote but less than likely. The Company does not know and cannot reasonably estimate the amount of any fine. Consistent with GAAP, the Company has not reserved for the potential fine.

6. RELATED-PARTY TRANSACTIONS

The Company earned service fees of $4,000 in 2012 from an affiliate. In 2012, the Company received an additional $4,000 from this affiliate representing an advance payment for 2013 service fees. These amounts are recorded as deferred revenue in the accompanying statement of financial condition for 2012.

The Company has management and cost-sharing arrangements with its Parent and other related parties, whereby costs are allocated based upon the scope of work and responsibilities performed by the Parent and other related parties for the benefit of the Company. In 2012, the Company was charged $23,931 under these agreements and was recorded within the statement of loss.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital.

The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2012, are as follows:

Net capital	$ 24,614
Excess net capital	$ 19,614
Percentage of aggregate indebtedness to net capital	104 %

8. SIGNIFICANT CONCENTRATION OF RISK

Concentration Risk — Substantially all of the Company's business is with two customers; one a third party and the other an affiliated company.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2013, which is the date the financial statements were available to be issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in, the financial statements.

* * * * * *

SUPPLEMENTARY INFORMATION

BANKERS INTERNATIONAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

NET CAPITAL:	
Stockholder's equity qualified for net capital	$ 28,130
Less nonallowable assets	(3,203)
Net capital before haircuts on securities positions	24,927
Less haircuts on security positions — certificates of deposit	(313)
NET CAPITAL	$ 24,614
AGGREGATE INDEBTEDNESS	$ 25,602
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$ 1,707
Minimum dollar net capital requirement under Rule 15c3-1(a)(2)	$ 5,000
Excess net capital	$ 19,614
Excess net capital at 1000%	$ 22,053
Excess net capital at 1500%	$ 22,907
Percentage of aggregate indebtedness to net capital	104 %

BANKERS INTERNATIONAL SECURITIES, INC.

INFORMATION RELATING TO EXEMPTION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2012

Bankers International Securities, Inc., was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2012, pursuant to subparagraph (k)(2)(i).

BANKERS INTERNATIONAL SECURITIES, INC.

RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

There were no differences between the computation of net capital under Rule 15c-3-1 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2012.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
201 E. Kennedy Blvd.
Suite 1200
Tampa, FL 33602-4990
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Bankers International Securities, Inc.
11101 Roosevelt Boulevard, North
Third Floor
Saint Petersburg, FL 33716
USA

In planning and performing our audit of the financial statements of Bankers International Securities, Inc.(the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 26, 2013